EXHIBIT 11

Computation of Per Share Earnings

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Net Income	$443,388	$657,084	$1,653,550	$1,681,166

Average Shares Outstanding	1,876,941	1,848,408	1,870,768	1,841,870

Basic Earnings Per Share	$0.24	$0.35	$0.88	$0.91

Net Income	$443,388	$657,084	$1,653,550	$1,681,166

Average Shares Outstanding	1,876,941	1,848,408	1,870,768	1,841,870
Net Effect of Dilutive Stock Options	56,153	76,886	61,603	80,470

Average Diluted Shares Outstanding	1,933,094	1,925,294	1,932,371	1,922,340

Diluted Earnings Per Share	$0.23	$0.34	$0.86	$0.87